Exhibit 99.1

Rule 802 Legend

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Disclaimer

This English translation has been prepared for general reference purposes only. The Company shall not be responsible for any consequence resulting from the use of the English translation in place of the original Japanese text. In any legal matter, readers should refer to and rely upon the original Japanese text released May 15, 2024.

[Translation]

May 15, 2024

Company name:	TOBISHIMA CORPORATION
Representative name:	Masahiro Norikyo, President and Representative Director
Security Code:	1805, TSE Prime
Contact:	Yoichi Shimada, General Manager, IR Promotion Department
(TEL. 03-6455-8312)

Notice Concerning the Transition to a Holding Company Structure through Sole Share Transfer

TOBISHIMA CORPORATION (the “Company”) hereby announces that at a meeting of its board of directors held on the day of this release, the Company resolved to establish “TOBISHIMA HOLDINGS Inc.” (the “Holding Company”) as its holding company and sole parent company through a sole share transfer (the “Share Transfer”). The Share Transfer is scheduled to take effect on October 1, 2024, after completion of the prescribed procedures, including the approval of the ordinary general meeting of shareholders of the Company scheduled to be held on June 27, 2024.

As a result of the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company to be newly established, and the shares of common stock in the Company (the “Company Shares”) will be delisted. The Company plans to apply for a new listing of the shares of the Holding Company on the Prime Market of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”).

As the Share Transfer is a sole transfer of shares by the Company, which is a publicly traded company, the Company has omitted certain disclosure items and details.

1.	Background and purpose of the transition to a holding company structure through a sole share transfer

(1)       Background of the holding company structure

The Company has been aiming to be an “indispensable company” to society by engaging in the construction business with the collective wisdom of all of its employees, while taking responsibility and pride in its role in social capital development.

In line with recent changes in social conditions, social needs and issues are becoming increasingly diverse and complex. Under these conditions, in the “Notice Concerning Formulation of Medium- to Long-Term Management Vision and Commencement of Consideration of the Transition to a Holding Company Structure Through Sole Share Transfer” announced by the Company on November 13, 2023, the Company stated it would further advance the technologies and expertise it has accumulated in the construction business to establish new businesses that address social issues and to transform itself into a “New Business Contractor” that supports the creation of new businesses.

In order to realize the medium- to long-term management vision described above, the Company has determined that it is optimal to shift to a holding company structure in order to accelerate its transformation into a “conglomerate” that operates in a wide range of business domains that can flexibly respond to the recent diversification and complexity of social needs and issues, and to pursue the enhancement of corporate value by further strengthening group governance.

(2)        Purpose of the holding company structure

A. Strengthen group management and governance

The Company will strengthen group management and governance by separating management and business execution through the transition to a holding company structure. The Holding Company will specialize in group management functions to optimize management resources and strengthen management functions while the operating companies will aim to realize further growth of the group by developing businesses that provide solutions to social issuers suited to the functions of each company.

In addition, by making the Holding Company a company with an audit and supervisory committee, the Company will further strengthen and enhance group governance, including strengthening the audit function of the audit and supervisory committee, a majority of whose members will be outside directors.

B. Enhance earnings base and realize sustainable growth

The Company will pursue the creation of new businesses through growth investment and the expansion of corporate partnerships through mergers and acquisitions to expand its earnings base. In addition, through the measures described in the above “A. Strengthen group management and governance,” the Company will accelerate cooperation between the Holding Company and each operating company, and further improve capital efficiency by constantly reviewing its business portfolio to realize sustainable growth.

C. Stable shareholder returns

The Company has a policy of determining dividends from retained earnings and share buybacks based on the stable return of profits to shareholders and the enhancement of retained earnings to increase corporate value, taking into consideration the business performance and environment.

After the transition to the holding company structure, the Company will continue to pursue the basic policy of the stable return of profits to shareholders and the enhancement of retained earnings to increase corporate value. Under this basic policy, the Company will aim to improve the total return ratio by strengthening profitability through the measures described in the above “B. Enhance earnings base and realize sustainable growth,” and by continuing share buybacks and strictly maintaining the dividend payout ratio.

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2.	Procedure for transition to the holding company structure

The Company plans to transition to a holding company structure by the following method.

(1)	Step 1: Establish the Holding Company through a sole share transfer

The Company will become a wholly owned subsidiary of the Holding Company by establishing the Holding Company through the Share Transfer with an effective date of October 1, 2024.

(2)	Step 2: Reorganization of group companies after the establishment of the Holding Company

After the Share Transfer becomes effective, in order to complete the transition to the holding company structure, some of the Company’s current subsidiaries will be reorganized as direct subsidiaries of the Holding Company. Furthermore, the specific details and timing of this reorganization will be announced as soon as they are determined.

3.	Outline of the Share Transfer

(1)	Schedule of the Share Transfer

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Record date of the ordinary general meeting of shareholder:	March 31, 2024
Date of the meeting of the board of directors approving the share transfer plan:	May 15, 2024
Date of the ordinary general meeting of shareholders for approval of the share transfer plan:	June 27, 2024 (scheduled)
Date of delisting of the Company Shares:	September 27, 2024 (scheduled)
Date of registration of establishment of the Holding Company (effective date):	October 1, 2024 (scheduled)
Date of listing of the Holding Company’s shares:	October 1, 2024 (scheduled)

Note, however, that the schedule may be changed as necessary based on the progress of the procedures for the Share Transfer or for other reasons.

(2)	Method of the Share Transfer

The Share Transfer will be conducted as a sole share transfer in which the Company will become a wholly owned subsidiary of the Holding Company, and the Holding Company will become the sole parent of the Company resulting from the share transfer from subsidiary to parent.

(3)	Details of the allocation of shares pertaining to the Share Transfer (share transfer ratio)

Company name	TOBISHIMA HOLDINGS Inc. (sole parent after share transfer)	TOBISHIMA CORPORATION (wholly owned subsidiary after share transfer)
Share transfer ratio	1	1

A. Share transfer ratio

Shareholders of the Company as of the time immediately preceding the time when the Holding Company acquires all of the issued and outstanding shares of the Company through the Share Transfer will be allocated one (1) share of common stock in the Holding Company to be established per share of common stock held in the Company.

B. Number of shares per share unit

The Holding Company will adopt the trading unit system, and the number of shares per trading unit will be 100 shares.

C. Basis for calculating the share transfer ratio

In the Share Transfer, one (1) sole parent company will be established through a sole share transfer by the Company, and there will be no change between the composition of the shareholders of the Company at the time of the Share Transfer and the composition of the shareholders of the Holding Company. Accordingly, with the highest priority given on avoiding any disadvantage or confusion to shareholders, the Company has decided that that one (1) share of common stock in the Holding Company will be allocated per share of common stock in the Company held by shareholders.

D. Calculation results, calculation methods, and basis for calculation by third-party calculation institutions

As described in C. above, the Share Transfer is a sole share transfer conducted by the Company, and therefore no calculation will be made by a third-party entity.

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E. Number of new shares to be delivered through the Share Transfer (scheduled)

Common stock: 19,226,516 shares (scheduled)

However, if the total number of issued and outstanding shares of common stock in the Company changes prior to the effective date of the Share Transfer, the number of new shares of common stock in the Holding Company to be allocated described above will change. Furthermore, since the Company plans to cancel as many shares of treasury stock that it currently holds or newly acquires by the effective date of the Share Transfer as practicable, 83,920 shares of common stock held by the Company as treasury stock as of March 31, 2024 have been excluded from the above calculation for the number of new shares to be delivered.

(4)	Treatment of share acquisition rights and bonds with share acquisition rights in connection with the Share Transfer

The Company has not issued any share acquisition rights or bonds with share acquisition rights.

(5)	Matters concerning application for listing of the Holding Company

The Company plans to apply for a new listing (technical listing) of the shares of the Holding Company to be newly established on the Prime Market of the Tokyo Stock Exchange. The listing date is scheduled to be October 1, 2024. In addition, the Company will become a wholly owned subsidiary of the Holding Company through the Share Transfer, and the Company will therefore be delisted from the Prime Market of the Tokyo Stock Exchange, scheduled to be on September 27, 2024, prior to the listing of the shares of the Holding Company.

The delisting date is subject to change as it is determined in accordance with the rules of the Tokyo Stock Exchange.

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4.	Overview of the companies involved in the Share Transfer

(As of March 31, 2024)

(1)	Name	TOBISHIMA CORPORATION
(2)	Address	1-8-15 Konan, Minato-ku, Tokyo
(3)	Title and name of representative	Masahiro Norikyo, President and Representative Director
(4)	Description of business	Construction business, development business, etc.
(5)	Capital	5,519 million yen
(6)	Date of establishment	March 12, 1947
(7)	Number of outstanding shares	19,310,436 shares
(8)	Fiscal year-end	March 31
(9)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (Trust account)		12.87%
		Custody Bank of Japan, Ltd. (Trust account)		6.71%
		Tobishima Kyoei-kai (Employees’ Shareholding Association)		6.28%
		TOBISHIMA CORPORATION Jishakabu-Toshi-kai (Treasury Share Investment Association)		2.41%
		RE FUND 107-CLIENT AC (Standing Proxy: Citibank, N.A, Tokyo Branch)		1.63%
		DFA INTL SMALL CAP VALUE PORTFOLIO (Standing Proxy: Citibank, N.A, Tokyo Branch)		1.54%
		BNP PARIBAS NEW YORK BRANCH - PRIME BROKERAGE SEGREGATION ACCOUNT (Standing Proxy: Custody Business Department, Tokyo Branch, The Hongkong & Shanghai Banking Corporation Limited)		1.37%
		Ueda Yagi Tanshi Co., Ltd.		1.18%
		BBH LUX/BROWN BROTHERS HARRIMAN (LUXEMBOURG) SCA CUSTODIAN FOR SMD-AM FUNDS - DSBI JAPAN EQUITY (Standing Proxy: Sumitomo Mitsui Banking Corporation)		1.04%
		BNYM SA/NV FOR BNYM FOR BNYM GCM CLIENT ACCTS M ILM FE (Standing Proxy: MUFG Bank, Ltd.)		0.86%
(10)	Consolidated operating results and consolidated financial position for the last three years
Fiscal year-end		Fiscal year ended March 31, 2022	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2024
Consolidated net assets (millions of yen)		43,872	45,730	48,803
Consolidated total assets (millions of yen)		114,632	128,055	150,869
Consolidated net assets per share (yen)		2,293.14	2,389.71	2,549.14
Consolidated net sales (millions of yen)		117,665	125,941	132,049
Consolidated operating profit (millions of yen)		4,575	4,146	5,252
Consolidated ordinary income (millions of yen)		4,212	3,677	4,775
Current net income attributable to shareholders of parent company (millions of yen)		3,219	3,038	3,403
Consolidated current net income per share (yen)		168.30	158.81	177.86
Dividend per share (yen)		50.00	60.00	70.00

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5.	Overview of company to be newly established through the Share Transfer (wholly owning parent company incorporated in the share transfer/the Holding Company) (planned)

(1)	Name	TOBISHIMA HOLDINGS Inc.
(2)	Address	1-8-15 Konan, Minato-ku, Tokyo
(3)	Titles and names of representative and officers	President and Representative Director	Mitsuhiko Takahashi
		Director	Seiichi Okuyama
		Outside Director	Akitaka Saiki
		Outside Director	Takako Masai
		Director (Audit and Supervisory Committee Member)	Takuji Arao
		Outside Director (Audit and Supervisory Committee Member)	Takashi Aihara
		Outside Director (Audit and Supervisory Committee Member)	Toshiya Natori
		Outside Director (Audit and Supervisory Committee Member)	Aki Nakanishi
(4)	Description of business	Business management of group companies and business incidental thereto
(5)	Capital	5,500 million yen
(6)	Date of establishment	October 1, 2024
(7)	Fiscal year-end	March 31
(8)	Net assets	To be determined
(9)	Total assets	To be determined

6.	Overview of accounting treatment

Since the Share Transfer is classified as a “transaction under common control” under corporate accounting, there will be no impact on profit or loss. Furthermore, no goodwill is expected to result from the Share Transfer.

7.	Future outlook

Following the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company. As a result, the Company’s operating results will be reflected in the consolidated operating results of the Holding Company, which will be the sole parent incorporated in the share transfer. Furthermore, the impact of the Share Transfer on operating results will be minimal.

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